UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Barnwell Industries, Inc.
(Name of Issuer)

Common Stock, $0.50 par value per share
(Title of Class of Securities)

068221100
(CUSIP Number)

Alexander C. Kinzler
c/o Barnwell Industries, Inc.
1100 Alakea Street, Suite 500
Honolulu, Hawaii 96813
(808) 531-8400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 068221100

1	NAMES OF REPORTING PERSONS
Alexander C. Kinzler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
929,500(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
929,500(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
929,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.33%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)           This amount includes 929,500 shares of common stock, par value $0.50 per share (the “Common Stock”), of Barnwell Industries, Inc., a Delaware corporation (the “Company”), held directly by Mr. Kinzler.

(2)           Based on 9,956,687 shares of common stock, par value $0.50 per share, of the Company, outstanding as of August 5, 2022, as represented in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 12, 2022.

Explanatory Note

This Amendment No. 7 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 7”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Alexander C. Kinzler on December 21, 2012 (as amended by the Reporting Person, the “Schedule 13D”).  Except as amended and supplemented by this Amendment No. 7, the Schedule 13D remains unchanged.  On November 2, 2022, Alexander C. Kinzler, a stockholder and director of the Company, entered into a letter agreement with the Company, and this Amendment No. 7 is being filed in respect thereof.

Item 2.	Identity and Background.

Item 2(b) is hereby amended in its entirety as follows:

(b)  Mr. Kinzler’s business address is c/o Barnwell Industries, Inc., 1100 Alakea Street, Suite 500, Honolulu, Hawaii 96813.

Item 3.	Source or Amount of Funds or Other Consideration.

There is no update or amendment to this Item 3.

Item 4.	Purpose of Transaction.

Mr. Kinzler is President and CEO of the Company and has been a member of the Company’s Board of Directors (the “Board”) since 1999.  Mr. Kinzler holds 929,500 shares of Common Stock.

On November 2, 2022, Mr. Kinzler entered into a letter agreement with the Company regarding, among other items, the agreement of Board to nominate Mr. Kinzler for re-election to the Board and Mr. Kinzler’s agreement to vote all shares of Common Stock beneficially owned by him in favor of the slate of directors recommended by the Board and related matters.

The letter agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Mr. Kinzler may, from time to time, acquire additional shares of Common Stock for investment purposes if market conditions are favorable.  Mr. Kinzler may also dispose of some or all of the shares of Common Stock that he beneficially owns.

        Except as set forth in this Item 4, Mr. Kinzler has no other plans or proposals with respect to the Company, including any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Kinzler may be deemed to beneficially own 929,500 shares of Common Stock which are held directly by Mr. Kinzler.  The foregoing 929,500 shares of Common Stock represent approximately 9.33% of the Company’s outstanding Common Stock (based on 9,956,687 shares of common stock, par value $0.50 per share, of the Company, outstanding as of August 5, 2022, as represented in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 12, 2022).

(b) See Items 7-10 on Mr. Kinzler’s Cover Page for information on voting and dispositive power with respect to the shares of Common Stock disclosed in Item 5(a).

(c) Mr. Kinzler has not engaged in transactions of Common Stock during the past sixty days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Information set forth in Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1. Letter Agreement, dated November 2, 2022, by the Company and Alexander C. Kinzler.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2022	By:	/s/ Alexander C. Kinzler
Name: Alexander C. Kinzler